UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 1, 2018

Dell Technologies Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37867	80-0890963
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Dell Way Round Rock, Texas		78682
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (800) 289-3355

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

The Merger Agreement

On July 2, 2018, Dell Technologies Inc. (the “Company”) announced that it has completed its evaluation of potential strategic business opportunities. As a result of such evaluation, the Company has determined to pursue a recapitalization transaction and has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated July 1, 2018, with Teton Merger Sub Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of the Company. The Merger Agreement provides, among other things and subject to the terms and conditions set forth therein, that Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation.

The Merger Agreement provides that, subject to the terms and conditions thereof, at the effective time of the Merger (the “Effective Time”), each share of Class V common stock, par value $0.01 per share, of the Company (the “Class V Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive, at the holder’s election: (i) 1.3665 shares (the “Share Consideration”) of Class C Common Stock, par value $0.01 per share, of the Company (the “Class C Common Stock”) or (ii) $109.00 in cash, without interest (the “Cash Consideration”), subject to an aggregate amount of Cash Consideration that may be received by holders of Class V Common Stock in the Merger not exceeding $9 billion (the “Aggregate Cash Consideration Cap”). If the total amount of Cash Consideration elected by holders of Class V Common Stock would exceed the Aggregate Cash Consideration Cap, then, a portion of the shares with respect to which a holder elects to receive the Cash Consideration equal to a fraction, the numerator of which is the Aggregate Cash Consideration Cap and the denominator of which is the aggregate amount of Cash Consideration elected by holders, shall be converted into the right to receive the Cash Consideration and the remaining portion of such shares held by such holders shall be converted into the right to receive the Share Consideration. Any share of Class V Common Stock for which a valid election to receive Cash Consideration is not in effect at the Effective Time shall be converted into Share Consideration. Upon consummation of the Merger, all shares of the Class V Common Stock would be delisted from the New York Stock Exchange.

In addition, pursuant to the Merger Agreement, as of the Effective Time and unless otherwise agreed by the Company and a holder of a Class V Common Stock-based equity award granted by the Company (a “Class V Award”), each Class V Award will be converted into a new equity award on the same terms and conditions (including applicable vesting requirements and deferral provisions) with respect to the number of shares of Class C Common Stock that is equal to the number of shares of Class V Common Stock that were subject to the Class V Award multiplied by 1.3665 (rounded down to the nearest whole share). The exercise price for any Class V Award options so converted shall equal the exercise price of such Class V Award options immediately prior to the Effective Time divided by 1.3665 (rounded up to the nearest whole penny).

The board of directors of the Company (the “Board”) has unanimously (i) determined that the Merger in accordance with the terms of the Merger Agreement, the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Merger and the adoption of the amended and restated certificate of incorporation of the Company attached thereto (the “Amended and Restated Charter”), are advisable and in the best interests of the Company and its stockholders, (ii) adopted the Merger Agreement, has approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including the Amended and Restated Charter, and (iii) recommended the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Amended and Restated Charter, by the stockholders of the Company. The Merger Agreement, the Merger and the other transactions contemplated thereby have also been unanimously approved and recommended for adoption by holders of the Class V Common Stock by a special committee of independent directors of the Board (the “Special Committee”) that was created to act solely in the interests of holders of the Class V Common Stock and to make a recommendation to such holders.

Conditions to the Merger

The obligation of the Company to complete the Merger is subject to certain closing conditions, including, among others, (i) the adoption of the Merger Agreement and transactions contemplated thereby by the holders of a majority of outstanding shares of (A) the Class A Common Stock voting as a separate class, (B) the B Common Stock voting as a separate class, (C) the Class V Common Stock (excluding shares held by affiliates of the Company) voting as a separate class, and (D) all of the Company’s capital stock voting together as a single class, in each case entitled to vote thereon at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”), (ii) a payment of a special cash dividend to the common stockholders of VMware, Inc. (“VMware”), (iii) the effectiveness of a registration statement under the Securities Act of 1933, as amended, with respect to the exchange of shares of Class V Common Stock for shares Class C Common Stock in accordance with the Merger Agreement, (iv) the approval of the Class C Common Stock for listing on the New York Stock Exchange, (v) the absence of any law, order or injunction of a court or governmental entity of competent jurisdiction prohibiting the consummation of the Merger or the other transactions contemplated thereby and (vi) the absence of a Material Adverse Effect (as defined in the Merger Agreement) on either the Company or VMware since February 2, 2018.

The Fifth Amended and Restated Certificate of Incorporation

In connection with the Merger, the Board has adopted the Amended and Restated Charter, in the form attached to the Merger Agreement, to become the certificate of incorporation of the surviving corporation at the Effective Time, contingent upon approval by the Company’s stockholders in accordance with the terms of the Company’s Fourth Amended and Restated Certificate of Incorporation (the “Existing Charter”). The Amended and Restated Charter amends and restates the Existing Charter in order to (i) provide that the Merger will be treated in a manner that is consistent with an initial underwritten public offering of Class C Common Stock under the terms of the Existing Charter, (ii) remove the ability of the Company to issue any shares of Class V Common Stock from and after the Effective Time and (iii) increase the maximum number of permitted directors from seven to twenty. The primary impact of these amendments will be that following the Merger, (w) all members of the Board will belong to a single class of directors elected annually by the Company’s Class A Common Stock, Class B Common Stock and Class C Common Stock voting together as a single class, (x) each director of the Company will be entitled to one vote on the Board, (y) the Class A Common Stock will no longer have a consent right with respect to the removal of the Company’s chief executive officer or separation of the roles of chairman of the Board and chief executive officer and (z) the number of directors who may sit on the Board will be increased.

The foregoing description of the Amended and Restated Charter does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Charter, which is attached hereto as Exhibit A to the Merger Agreement and is incorporated by reference herein.

The Voting and Support Agreement

In connection with the execution of the Merger Agreement, the Company entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with Michael Dell, the Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P. and SLP Denali Co-Invest, L.P. (together, the “Stockholders”). Subject to the terms and conditions set forth therein, the Stockholders have agreed, among other things, to vote the shares of the Company’s capital stock over which they have voting power in favor of the adoption of the Merger Agreement and Amended and Restated Charter, approval of the Merger and the transactions contemplated by the Merger Agreement and against any action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or other transactions contemplated by the Merger Agreement in any material respect. The Stockholders have also consented to the Merger Agreement, the Merger and the other transactions contemplated thereby pursuant to the Amended and Restated Sponsor Stockholders Agreement with the Company. In addition, the Voting and Support Agreement contains restrictions on the transfer of shares of the Company’s capital stock by the Stockholders until the consummation of the Merger, subject to certain exceptions.

The Stockholders and the Company have further agreed to amend certain existing stockholders agreements and a registration rights agreement as of the consummation of the Merger to, among other things, (i) prohibit the Stockholders and other holders of the Company’s Class A Common Stock, Class B Common Stock and Class C Common Stock from transferring such shares for 180 days after consummation of the Merger, subject to certain exceptions, and (ii) terminate, as of consummation of the Merger, the contractual consent rights that Michael Dell and the investors affiliated with Silver Lake Partners have over certain corporate actions related to the Company and its subsidiaries. In addition, the Stockholders agreed to cause the Company to terminate the existing employee liquidity program at the closing of the Merger and to modify the transfer restrictions applicable to employees such that, beginning 180 days following the consummation of the Merger, current employees will be permitted to sell shares of the Company’s common stock on the open market, subject to certain volume limitations for two years.

The Voting and Support Agreement will terminate upon the valid termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

The VMware Letter Agreement

In connection with the execution of the Merger Agreement and in furtherance of the transactions contemplated thereby, the Company entered into a letter agreement with VMware (the “VMware Letter”) on July 1, 2018. Subject to the terms and conditions set forth therein, the Company agreed (i) to announce that it has concluded its review of potential business opportunities and decided not to pursue a business combination with VMware, (ii) to use its reasonable best efforts to consummate the Merger on the same date that the Company receives the special cash dividend from VMware and (iii) not to terminate the Merger Agreement by mutual consent with Merger Sub without VMware’s consent. Additionally, the VMware Letter requires that any future request from the Company or its affiliates that VMware issue a special dividend and any acquisition of VMware common stock by the Company or its affiliates that would cause VMware to cease to be a publicly traded company will be subject to approval by a special committee of the VMware board of directors comprised solely of independent and disinterested directors. The VMware Letter will terminate on the earlier of (x) July 1, 2028 and (y) the date that no shares of VMware’s Class A Common Stock, or any other class or series of securities into which such shares may convert or otherwise become, remain outstanding (other than shares beneficially owned, directly or indirectly, by the Company and its affiliates).

The foregoing description of the VMware Letter does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 10.2 and is incorporated by reference herein.

Item 7.01	Regulation FD.

On July 2, 2018, the Company issued a press release announcing the results of its strategic review and the recapitalization transaction described in Item 1.01 of this Current Report on Form 8-K. A copy of the press release is furnished as Exhibit 99.1 hereto.

On July 2, 2018, the Special Committee issued a press release announcing the recapitalization transaction described in Item 1.01 of this Current Report on Form 8-K as well as a related infographic about their consideration process. A copy of the press release is furnished as Exhibit 99.2 hereto and a copy of the infographic is furnished as Exhibit 99.3 hereto.

The information in this Item 7.01 of this Current Report on Form 8-K and Exhibits 99.1, 99.2 and 99.3 attached hereto is being “furnished” to the Securities and Exchange Commission and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. Further, such information shall not be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, unless specifically identified as being incorporated therein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Document Title

2.1	Agreement and Plan of Merger, dated July 1, 2018, between Dell Technologies Inc. and Teton Merger Sub Inc.

10.1	Voting and Support Agreement, dated July 1, 2018, among Dell Technologies Inc. Michael Dell, the Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P. and SLP Denali Co-Invest, L.P.

10.2	Letter Agreement, dated July 1, 2018, between Dell Technologies Inc. and VMware, Inc.

99.1	Press Release issued by the Dell Technologies Inc., dated July 2, 2018.

99.2	Press Release issued by the Special Committee of Dell Technologies Inc., dated July 2, 2018.

99.3	Infographic issued by the Special Committee of Dell Technologies Inc., dated July 2, 2018.

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication is being made in respect of the proposed Merger and the other transactions contemplated by the Merger Agreement. The proposed transactions require the approval of a majority of the aggregate voting power of the outstanding shares of Class A Common Stock, Class B Common Stock, the Class V Common Stock other than those held by affiliates of the Company, in each case, voting as a separate class, and all outstanding shares of common stock of the Company, voting together as a single class , and will be submitted to stockholders for their consideration. The Company will file a registration statement containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A Common Stock, Class B Common Stock, Class C Common Stock and Class V Common Stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting the Company’s website at www.investors.delltechnologies.com.

Participants in the Solicitation

Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed Merger and the other transactions contemplated by the Merger Agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C Common Stock of Dell Technologies or cash. Information regarding Dell Technologies’ directors and executive officers is contained in Dell Technologies’ proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on May 15, 2018. Additional information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the aforementioned proxy statement/prospectus to be filed with the SEC.

Cautionary Statement Regarding Forward Looking Statements

These materials contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to the Company or its management are intended to identify these forward-looking statements. All statements by the Company regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. The Company’s results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approval or the failure of VMware to pay the special dividend or any inability of the Company to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C Common Stock to be issued by the Company in the proposed transaction relative to the trading price of shares of Class V Common Stock and VMware common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement containing a preliminary proxy statement/prospectus that will be filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, the Company undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 2, 2018	Dell Technologies Inc.

	By:	/s/ Janet Bawcom
Janet Bawcom Senior Vice President and Assistant Secretary
(Duly Authorized Officer)